Mail Stop 6010

December 5, 2007

William J. Garner
President, Chief Executive Officer and Director
Urigen Pharmaceutials, Inc.
875 Mahler Road, Suite 235
Burlingame, California 94010

> **Re:** **Urigen Pharmaceutials, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 27, 2007**
> **File No. 333-146674**

Dear Mr. Garner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Selling Stockholder, page 19

Series B Convertible Preferred Stock Purchase Agreement, page 20

1. Please revise the headings of the tables on pages 22-23 to clearly identify the information that each table contains.

2. We are reissuing part of prior comment 2. Please add to Table 1 the total possible payments that you have made or may be required to make in connection with the transaction to the selling stockholder, any of its affiliates or any person with whom the selling stockholder had a contractual relationship regarding the transaction. For example, we note that you have not included in this table:

    a. the liquidated damages described in Table 3,

    b. the dividend payments described on page 20, or

    c. the possible redemption payments described on page 20.

Please revise this information throughout the Selling Stockholder section. For example, we note that you provide this information again in Table 5.

3. In addition, as noted in prior comment 2, please provide footnote disclosure of the terms, details, and/or assumptions which you used to calculate each such payment made in Table 1.

    a. For the calculation of the possible dividend payments, please include in the table the total amount to be paid in the first year following the sale of the Series B Preferred Shares with a footnote that details that such dividends will continue so long as the preferred stock remains outstanding.

    b. Additionally, please add a footnote to the liquidated damages. In addition to the general terms of the liquidated damages provisions which you state on the bottom of page 22, please clearly state and quantify in this footnote that you have incurred and owe the liquidated damages due to your failure to respond to the SEC comments within 14 days.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Riegel at (202) 551-3575, Michael Reedich, Special Counsel, at (202) 551-3612 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Marc Ross, Esq.
Thomas Rose, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006